PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com



SUPPL

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

***Press Releases:-***

| | |
|---|---|
| ***26 June*** | ***Notification of transactions of directors*** |
| ***26 June*** | ***Pearson Educational Measurement delivers largest volume of online assessments to date*** |
| ***30 June*** | ***Director's share interests*** |
| ***3 July*** | ***Non-executive directors' share purchase plan*** |
| ***5 July*** | ***Pearson Digital Learning announces new algebra I course*** |
| ***5 July*** | ***Pearson Digital Learning announces Waterford Early Learning program Server 4.0*** |
| ***6 July*** | ***WriteToLearn added to New Digital Learning series for Middle and High School.....*** |
| ***6 July*** | ***Additional listing of shares*** |
| ***11 July*** | ***Financial Times launches 'New Newsroom'*** |
| ***12 July*** | ***Additional listing of shares*** |

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Stephen Jones
Deputy Secretary



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance

## Notification of transactions of directors

26 June 2006

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**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

| | | | |
|---|---|---|---|
| 1. | Name of the *issuer*<br><br>**PEARSON PLC** | 2. | State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a)<br><br>(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or<br><br>(iii) both (i) and (ii)<br><br>**BOTH (i) AND (ii)** |
| 3. | Name of *person discharging managerial responsibilities/director*<br><br>**GLEN MORENO**<br><br>**(CHAIRMAN)** | 4. | State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*<br><br>**N/A** |
| 5. | Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]<br><br>**HOLDING** | 6 | Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*<br><br>**AMERICAN DEPOSITORY RECEIPTS (ADRs)** |
| 7. | Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them<br><br>**GLEN MORENO** | 8. | State the nature of the transaction<br><br>**PURCHASE OF ADRs** |
| 9 | Number of *shares*, debentures or financial instruments relating to *shares* acquired<br><br>**10,000** | 10. | Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)<br><br>**0.00124%** |

| | | | |
|---|---|---|---|
| 11. | Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A** | 12. | Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A** |
| 13. | Price per *share* or value of transaction<br><br>**$12.84** | 14. | Date and place of transaction<br><br>**27 JUNE 2006 USA** |
| 15. | Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)<br><br>**110,000 ADRs 0.01367 %** | 16. | Date issuer informed of transaction<br><br>**27 JUNE 2006** |

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>N/A | 18. | Period during which or date on which it can be exercised<br><br>N/A |
| 19. | Total amount paid (if any) for grant of the option<br><br>N/A | 20. | Description of *shares* or debentures involved (*class* and number)<br><br>N/A |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>N/A | 22. | Total number of *shares* or debentures over which options held following notification<br><br>N/A |
| 23. | Any additional information<br><br>N/A | 24. | Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.** |

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

**JENNIFER BURTON**

**ASSISTANT COMPANY SECRETARY**

______________________________

**Date of notification ___28 JUNE 2006______________________**

## Pearson Educational Measurement delivers largest volume of online assessments to date

26 June 2006

*Pearson Educational Measurement Delivers More Than One Million Tests in May; Largest Volume of Online Assessments to Date*

Iowa City, Iowa - Pearson Educational Measurement (PEM), the largest comprehensive provider of educational assessment services, today announced that it delivered more than one million secure online tests in the month of May - the highest single monthly volume in the company's history.

"This is an historic accomplishment for our company that speaks to our ever-growing online assessment delivery capabilities," said Douglas Kubach, president of Pearson Educational Measurement. "In fact, this achievement demonstrates a 77 percent annual growth of our online assessments; we're proud that we have met our customers' needs for a comprehensive approach to high-stakes online test delivery."

PEM currently works with more than 20 states to meet their educational assessment requirements. Of those, nine states are currently doing online testing or pilot programs including Georgia, Maryland, Minnesota, South Carolina, Tennessee, Utah and Virginia.

All state assessments are part of the PEMSolutions(TM) (Pearson Educational Measurement Solutions) comprehensive approach to assessment that includes an innovative Web-based system to deliver tests while meeting the security requirements of high-stakes, large-scale assessment programs.

**About Pearson Educational Measurement**

Pearson Educational Measurement is the largest comprehensive provider of educational assessment products, services and solutions. As a pioneer in educational measurement, PEM has been a trusted partner in district, state and national assessments for more than 50 years. PEM helps educators and parents use testing and assessment to promote learning and academic achievement.

PEM's full-service offerings for K-12 and other assessment organizations include PEMSolutions(TM) (Pearson Educational Measurement Solutions) for custom assessments, both online and on paper; PASeries(TM) (Progress Assessment Series) for formative assessments; Perspective(TM) for performance reporting; EDWARD(TM) for assessment-based education data management and reporting, as well as other essential educational assessment products and services.

Pearson Educational Measurement operates as a business of Pearson Education, the world's largest education company. More information is available at www.PearsonEdMeasurement.com.

**About PEMSolutions(TM)**

PEMSolutions (Pearson Educational Measurement

Solutions) is a comprehensive suite of custom assessment services to meet the specific needs of states and large school districts. PEMSolutions provides the ability to create quality assessment instruments through Test & Measurement Services, deliver tests both on paper and online with its Assessment Network, score a full spectrum of test items with the Scoring Network, report test results to educators and parents quickly through Reporting Services, and analyze results through Research Services.

PEMSolutions provides summative, formative, English language, and alternative assessments. Schools benefit from flexibility in type or mode of testing and are able to test later while getting results back earlier. All PEMSolutions programs are enhanced by certified program management, world-class customer service and a highly responsive account team.

**Director's share interests**
30 June 2006

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# press release

PEARSON

30 June 2006

## Pearson plc – Director's share interests

Pearson announces that Marjorie Scardino, chief executive, has acquired an interest in ordinary shares in Pearson.

She has chosen to exchange £137,952 of her current unfunded pension entitlement for ordinary shares of Pearson. This election is not reversible. This adds to the £641,882 of pension entitlement that she elected to exchange for Pearson shares in 2004.

The number of shares was set at the mid-market value of Pearson shares at the close of business yesterday.

This change does not represent any alteration in the company's pension obligations or compensation to Marjorie Scardino. Further details of these arrangements are set out in the company's Report and Accounts to shareholders.

Ends

For more information:

Luke Swanson: +44 (0)20 7010 2310

**Non-Executive Directors' Share Purchase Plan**
03 July 2006

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## Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Friday, 30 June 2006 under the Non-Executive Directors' Share Purchase Plan:-

| Name of Director | No. of Shares Purchased | Percentage of Issued Stock % | Price per Share £ | Total Holding Following Notification | Total Percentage Following Notification % |
|---|---|---|---|---|---|
| David Arculus | 495 | 0.00006 | 7.38 | 495 | 0.00006 |
| Lord Burns | 297 | 0.000037 | 7.38 | 6,014 | 0.00075 |
| Ken Hydon | 495 | 0.00006 | 7.38 | 495 | 0.00006 |
| Reuben Mark | 68 | 0.000008 | 7.38 | 16,976 | 0.00211 |
| Vernon Sankey | 68 | 0.000008 | 7.38 | 5,631 | 0.00070 |
| Gurvirendra Talwar | 1,172 | 0.000146 | 7.38 | 15,733 | 0.00196 |

| Name of Director | No. of ADRs Purchased | Percentage of Issued Stock % | Price per ADR $ | Total Holding Following Notification | Total Percentage Following Notification % |
|---|---|---|---|---|---|
| Susan Fuhrman | 389 | 0.000048 | $13.67 | 3,070 | 0.00038 |

**Pearson Digital Learning announces new algebra I course**
05 July 2006

*Award-Winning Online Courseware for Middle & High School Learners Helps Recover Credits and Increase Graduation Rates*

Scottsdale, AZ - Although students may not appreciate it when struggling to figure out a particular equation, algebra is critical to their success in school and beyond. Inability to pass Algebra I is the primary reason that students do not graduate from high school. Most four-year colleges require algebra proficiency in applicants. Further, many trade professions require a working knowledge of algebra for day-to-day tasks, such as calculating the amount of electrical wiring needed for a project.

To help every student succeed in algebra - and reach graduation - Pearson Digital Learning introduces NovaNET Version 13.0, featuring a new full-year Algebra I course. The NovaNET summer 2006 release, which will be introduced at the National Educational Computing Conference (NECC) in San Diego this week, is the latest version of the award-winning online courseware system for middle school, high school and adult learners.

**Algebra I**
The new two-semester Algebra I course is composed of 126 multimedia lessons, that are part of a redesigned scope and sequence based on and aligned to the Prentice Hall Algebra I textbook (copyright 2004 by Pearson Education). The course also aligns to the standards set by the National Council of Teachers of Mathematics.

In each module, the lessons teach mathematical concepts within the context of real-world applications to help students connect mathematical ideas and concepts to familiar situations, and strengthen students? understanding and ability to reason. In addition, the course's multimedia features provide students with ample opportunities to interact with a variety of tools, such as plotting tools, while interactive practices offer multiple representations of mathematical concepts in diagrams, tables and graphs.

"With the content provided in the new Algebra I course, students should be well prepared to pass their state high stakes exams," said Peggy Kinder, vice president of education for Pearson Digital Learning. "The course?s scope and sequence are aligned to state and national standards. It features more multimedia elements, such as animations, graphical simulations and digital video, to enhance our instructional methodologies. In addition, it features embedded remediation to provide additional support for students. If a student does not grasp a concept and answer practice questions correctly, a review screen will automatically be presented to walk the student through the solution step-by-step to strengthen their understanding."

"Since we began using the NovaNET system for credit recovery at Pueblo School District 60 we have re-engaged

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and graduated approximately a hundred students who had given up on school and themselves. The self-paced multimedia lessons address a wide variety of learning styles, and nowhere is that more important than in difficult-to-grasp courses such as Algebra, said John Brainard, director of mathematics, data and assessment at Pueblo. "We are very excited to implement NovaNET v13.0 in the coming school year, because we know the addition of the Algebra I course will help many students overcome previous difficulties, recover credits, and continue on to newfound successes."

**World History**
The NovaNET July 2006 release also includes a new World History lesson, Modern Conflicts, to complement its full-semester World History course. The new lesson, added to World History B, describes the causes and effects of four different types of conflict in today's world: ethnic, religious, political and economic. Examples of each type of conflict are provided in the discussion of key areas of conflict throughout the world. Topics covered include: the Persian Gulf War, Northern Ireland, Kashmir, the rise of terrorism, and the events of September 11, 2001.

As with all NovaNET lessons, the new algebra and world history lessons are aligned with state and national standards. The lessons provide students with immediate feedback specific to the activity and student response to reinforce key learning concepts, provide enrichment and motivate students as they progress through the course.

This NovaNET release, consisting of three CDs and support materials, will be shipped at no additional charge to all current NovaNET subscribers this month. Customers may deploy the new lessons, as well as the entire NovaNET library of multimedia lessons, from the CDs or from Pearson Digital Learning?s Community Connection support website.

**About the NovaNET System**
The NovaNET system delivers the most comprehensive, interactive and engaging online curriculum, testing, assessment, student management, and record-keeping, designed specifically for middle and high school learners. The NovaNET system's thousands of hours of basic skills, middle and high school English, mathematics, science, social studies, electives, GED preparation, SAT/ACT preparation, life skills, school-to-work, and post-secondary curriculum and assessment programs are aligned to national and state standards. Continuously upgraded and enhanced, it continues to evolve to incorporate the latest technology and meet the changing needs of education.

**About Pearson Digital Learning**
At Pearson Digital Learning our mission is to provide innovative, research-based digital learning solutions that elevate the art and science of teaching, and inspire children to reach their greatest potential. Reaching more than 20 million students annually, our products include: the SuccessMaker® Enterprise and NovaNET® educational courseware; and the KnowledgeBox® digital learning system. Pearson Digital Learning is also the exclusive distributor for the Waterford Early Reading Program? and Waterford Early Math & Science?, adaptive computer-

based instruction developed by the Waterford Institute.

Pearson Digital Learning is part of Pearson Education the world's leading integrated education company, which in turn is part of Pearson (NYSE: PSO) the international media company. More information can be found at: http://www.PearsonDigital.com/.

**For further information**

Leslie Eicher, APR @ 314-965-1776 or
Leslie@EicherCommunications.com

# Pearson Digital Learning announces Waterford Early Learning program Server 4.0

05 July 2006

*Waterford 4.0 Features Expanded Content, Reporting and Functionality to Improve Instruction in Early Reading, Math and Science*

Scottsdale, AZ - Pearson Digital Learning today announces the new Waterford Early Learning Program Server 4.0, the latest evolution of the Waterford Early Reading Program? and Waterford Early Math & Science?. Combining content from the award-winning, research-based programs with new activities, enhanced reporting and expanded functionality, Waterford 4.0 provides a comprehensive solution to take young students from introduction to mastery of critical concepts in reading, math and science. Pearson Digital Learning will preview Waterford 4.0, which will be released this Fall, at the National Educational Computing Conference (NECC) in San Diego this week.

**The Fall release marks the first time the Waterford Early Learning Programs will be available for the Macintosh platform, allowing schools to leverage their existing technology investments while offering access to a wider range of students. To provide added flexibility, schools may choose to deploy Waterford?s adaptive, computer-based instruction from the new Waterford Server 4.0 or from Waterford?s individual programs via peer-to-peer networks.**

**Reading**

In Waterford 4.0, reading content and activities are now organized into five instructional strands that align with the five components of Reading First: phonological awareness, phonics, comprehension and vocabulary, fluency and language concepts. Spanning three levels, each strand is composed of Learning Objectives containing five to eight activities that are sequenced based on the latest reading research. This organization promotes student learning and mastery toward each of the strands, while providing teachers with a clear view into student mastery of each concept.

In addition, the reading program features 40 new and enhanced reading activities, and a new dynamic sequencer. Currently employed in Waterford Early Math & Science, this data sequencer technology enables the program to digitally determine the next learning needs for a student based on his or her performance to date, providing for a more dynamic early reading experience and assessment for each student.

**Math and Science**

Waterford?s math and science content and activities foster hands-on exploration and inquiry-based learning, while giving students a solid foundation in basic skills as well as creative problem solving. Each of the program?s three levels are organized into four strands: daily activities, number concepts, abstract concepts, and science. Each strand includes learning objectives reflecting national and state standards.

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Waterford 4.0 adds three new science experiments to the program?s science lessons, which are based on the idea that all students can be scientists. In mathematics, Waterford provides instruction, practice, application, assessments, and review to help students achieve competency in both number skills and abstract thinking before moving to higher math objectives.

**Enhanced Reporting**
Recognizing the ever-increasing need for student data on performance, growth and achievement, Waterford 4.0 provides enhanced reporting to give teachers the tools they need to monitor student progress and target instruction and interventions. New features include reports organized by Learning Objective as well as expanded drill-down features to better inform teachers? instruction and decision-making.

**Teacher Responses**
Teachers in Pocatello/Chubbuck District #25 in Idaho, who piloted Waterford 4.0 while it was being developed, reported that the program helped to improve both teaching and learning in a variety of ways. For example, one teacher valued the variety of activities available in Waterford, noting that "they held students? attention and students were more focused." Another teacher appreciated how Waterford complemented classroom instruction and saved time, stating that, "Waterford covers science and math concepts that I do not have time to cover." In addition, another teacher praised Waterford?s ability to individualize instruction to match each student?s ability level, stating that, in particular, "Lower level students felt better about their achievements."

**About Pearson Digital Learning**
At Pearson Digital Learning our mission is to provide innovative, research-based digital learning solutions that elevate the art and science of teaching, and inspire children to reach their greatest potential. Reaching more than 20 million students annually, our products include: the SuccessMaker® Enterprise and NovaNET® educational courseware; and the KnowledgeBox® digital learning system. Pearson Digital Learning is also the exclusive distributor for the Waterford Early Reading Program? and Waterford Early Math & Science?, adaptive computer-based instruction developed by the Waterford Institute.

Pearson Digital Learning is part of Pearson Education the world's leading integrated education company, which in turn is part of Pearson (NYSE: PSO) the international media company. More information can be found at: http://www.PearsonDigital.com/.

**For further information**
Leslie Eicher, APR @ 314-965-1776 or
Leslie@EicherCommunications.com

# WriteToLearn added to New Digital Learning series for Middle and High School Language Arts

06 July 2006

*Web-Based tool builds writing and reading comprehension skills.*

San Diego - Pearson Knowledge Technologies (PKT) today announced that WriteToLearn$^{TM}$ is included in the new Apple Digital Learning Series for middle and high school language arts. Designed to accompany Apple Mobile Learning Labs, the Apple Digital Learning Series provides a collection of value-priced curriculum solutions designed to enhance student information access and productivity and increase achievement in key curriculum areas.

"It is exciting to have WriteToLearn join the other research-based products that are included in the Apple Digital Learning Series," said Lynn Streeter, president, Pearson Knowledge Technologies. "Through this collaboration, more students around the country will be able to use WriteToLearn to build the literacy skills necessary for success in school and life."

With WriteToLearn, students practice essay writing and summarization skills. Their efforts are measured by Pearson's state-of-the-art Knowledge Analysis Technologies' (KAT) engine, which automatically evaluates the meaning of text by examining whole passages. Students receive immediate, specific feedback on their work, while teachers easily assess student efforts individually or as a class.

WriteToLearn is compatible with browsers running on Mac OS 9.2, Mac OS X version 10.0 or higher, and Windows 2000/XP or higher. It requires a minimum of 128 MB RAM (512 MB RAM recommended) and a Safari 1.3.2 or higher, Microsoft Internet Explorer 5.1 or higher or Netscape Navigator 7.0 or higher browser.

For more information about the Apple Digital Learning series, visit www.apple.com/education/adls. For more information about WriteToLearn, visit www.WriteToLearn.net.

**About Pearson Knowledge Technologies**
Pearson Knowledge Technologies is the developer of products and services based on the only automated text analysis technology that evaluates the meaning of whole passages. The company?s Knowledge Analysis Technologies' (KAT) engine immediately measures writing and content in a way that simulates a skilled human grader and encourages better subject knowledge. Pearson Knowledge Technologies' writing and reading skills products, such as WriteToLearn, Intelligent Essay Assessor and Summary Street, use the KAT engine to help improve writing, reading and comprehension skills as well as build content knowledge for education and other markets.

Pearson Knowledge Technologies is a business of Pearson Education, the world's leading integrated education

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company, which in turn is part of Pearson (NYSE: PSO), the international media company.

**For more information, press only:**
Lisa Wolfe, L. Wolfe Communications, 773-325-9935, lwolfe@lwolfe.com

## Additional listing of shares

06 July 2006

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**Pearson Plc**

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 265,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 265,000 shares to be issued under the Employee Stock Purchase Plan.

## Financial Times launches 'New Newsroom'

11 July 2006



**London** - The Financial Times today launched its 'new newsroom' project to restructure its editorial operations and create one of the most integrated multi-media newsrooms in the world.

The plan, launched today, is to develop a genuinely multi-media news operation - from commissioning, through reporting and editing, to production.

The 'new newsroom' plan is based on a radical re-working of the FT's current newsroom structure to interweave online and print editing, reporting and production. It includes:

- Creating single newspaper/website news desks
- Creating an FT Interactive content team
- Deepening writers' multimedia skills
- Creating a new production structure capable of integrated print and online publishing
- Streamlining newspaper editionalisation

The multi-media news operation will be built around the new Methode editorial production system, installed over the last year, enabling web and print pages to be published off the same platform.

The newsroom restructure may result in around 50 redundancies. The Financial Times is today entering a 30-day consultation period with the NUJ aimed in particular at keeping redundancies to a minimum. A voluntary redundancy programme is part of the consultation process, and this launches today.

Lionel Barber, editor of the Financial Times, commented:

"We start from a position of strength as a market-leading international newspaper with a highly-respected website and other emerging online channels. The FT has long been a pioneer in forging an integrated online and print newsroom, with web-first publishing and a unified editorial department. Now we must take the next step.

Our plans will help us to create an editorial organisation fully equipped to meet the challenge of the digital age. The plans will shape the news operation into one of the most advanced multi-media newsrooms in the world."

**For further information**

Joanna Manning-Cooper: 020 7873 4447

Katy Hemmings: 020 7873 3811

**Notes**

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading

business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 446,880 and a readership of more than 1.4m worldwide.

2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. FT.com attracts 5.5 million unique monthly users (ABC electronic figures March 06), generating 41 million page views and has 84,000 subscribers. FT.com broke even in December 2002.
3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

## Additional listing of shares

12 July 2006

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**Pearson Plc**

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 265,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 265,000 shares to be issued under the Worldwide Save For Shares Plan.